082-34926

ANTISOMA

RECEIVED

2007 APR 23 P 12:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Antisoma Research Limited
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

Tel: +44 (0)20 8799 8200
Fax: +44 (0) 20 8799 8201
e-mail: enquiries@antisoma.com
www.antisoma.com

07022819

SUPPL

With compliments

Data supporting three Antisoma programmes presented at AACR

London, UK, and Los Angeles, CA: 16 April 2007- Antisoma announces that preclinical data supporting three of its drugs are presented this week at the Annual Meeting of the American Association of Cancer Research (AACR).

AS1404-Avastin-paclitaxel triple combination highly effective

Antisoma's scientists have for the first time evaluated a triple combination of the Company's vascular disrupting agent, AS1404, the anti-angiogenic Avastin and the chemotherapy drug paclitaxel. The triple combination had powerful and synergistic (more than additive) anti-tumour effects in a human lung cancer xenograft model. Moreover, addition of Avastin and paclitaxel to AS1404 did not increase toxicity.

These observations build on previous xenograft findings showing a synergistic effect with an AS1404-paclitaxel combination. That effect translated into a substantial survival benefit in a phase II trial in non-small cell lung cancer. Preparations are being made for a pivotal phase III trial combining AS1404 with chemotherapy in lung cancer. The market opportunity in this setting is large, and would be further extended if AS1404 also proved effective when added to an Avastin-chemotherapy combination.

Synergistic effect of AS1404 combined with Erbitux

In a second combination study, AS1404 showed synergistic anti-tumour effects with Erbitux in a lung cancer model. These findings, together with the Avastin data, show that AS1404 has potential in combination with newer, targeted therapies as well as longer established treatments such as chemotherapies.

Broad potential of AS1411 alone and in combination

New data show that the aptamer drug AS1411 kills cells from a wide variety of cancer cell lines. These include lines representing the four most common cancers: lung, breast, prostate and colorectal; as well as renal, gastric, pancreatic, melanoma, glioblastoma and certain blood cancer lines. Doses lethal to cancer cells had no effect on a fibroblast cell line representing normal, healthy tissue.

Separate experiments highlight the potential to combine AS1411 with other treatments. When AS1411 was used together with paclitaxel or cytarabine, synergistic killing was seen in a number of cancer cell lines.

New light is shed on the anti-cancer action of AS1411. The drug clearly induces apoptosis (programmed cell death). There are, however, differences from the killing pattern seen with many cytotoxic drugs, which generally achieve their maximum effect rapidly. By contrast, AS1411 acts more slowly, continuing to cause further cell death over a period of days.

AS1411 has completed phase I development, where it was shown to be very well-tolerated and produced two objective responses in late-stage renal cancer patients. Phase II trials in renal cancer and acute myeloid leukaemia (AML) are now planned and the drug may ultimately have potential against a variety of solid and blood cancers.

dlw 4/24

Preclinical support for AS1409 trial plans

Antisoma recently announced that its forthcoming phase I trial of AS1409, an antibody-cytokine fusion protein, would enrol patients with renal cancer and melanoma. An AACR poster presents the data which supported this choice, showing strong expression of the drug's target in both of these cancer types.

Glyn Edwards, Antisoma's CEO, said: "Our AACR presentations illustrate the strength and breadth of our pipeline and highlight a number of ways to further expand the commercial opportunities for our key products, AS1404 and AS1411."

Copies of all the Antisoma posters are available at www.antisoma.com

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications — +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich — +44 (0)20 7466 5000
Buchanan Communications

Brian Korb
The Trout Group — +1 646 378 2923

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes for Editors:

AS1404

AS1404 (DMXAA) is a small-molecule vascular disrupting agent which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. CRUK had supported two phase I studies in the UK and New Zealand. AS1404 has shown a substantial survival benefit in patients with non-small cell lung cancer when added to paclitaxel-based chemotherapy in a randomised phase II study. Initial response findings from other phase II studies in ovarian and prostate cancers have also been positive.

AS1411

Aptamers are short pieces of DNA or RNA that can fold into stable, three-dimensional structures capable of interacting with particular target proteins. AS1411 is the first aptamer to be tested as a treatment for cancer. It binds to the protein nucleolin, which is found on the surface of cancer cells. It is then internalised and has been shown to kill cancer cells from a variety of cell lines. The drug has also shown anti-cancer effects in animal models and promising signs of anti-cancer activity in the clinic. AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in February 2005.

AS1409

AS1409 is a fusion protein with two components. One is the cytokine IL12, which is known to have anti-cancer effects. The other is an antibody that binds to EDB fibronectin, a protein associated with tumour blood vessels in a wide range of cancers. AS1409 is designed to be a targeted therapy that delivers IL12 specifically to tumours. Xenograft studies in mice with prostate, colorectal and skin cancers have shown that AS1409 blocks cancer growth more effectively than an equivalent dose of untargeted IL12. AS1409 is also expected to cause fewer side effects than IL12 alone. AS1409 was originally developed in collaboration with EMD-Lexigen.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.co.uk for further information about Antisoma.

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